November 20, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4238

Attention: Mr. Craig Arakawa, Accounting Branch Chief Office of Beverages, Apparel and Mining.

RE: Mail Stop 3561, Caledonia Mining Corporation Plc

Form 20-F for the Year Ended December 31, 2016

Filed March 30, 2017

File No. 000-13345

Dear Mr. Arakawa,

Caledonia Mining Corporation Plc (“the Company”) has received your letter dated October 11, 2017 regarding the Form 20-F for the Year Ended December 31, 2016 (the “Filing”). In our reply we provide a brief background on how we came to our conclusion of depreciating over the life-of-mine plan (“LoMP”) tonnages, inclusive of inferred resources. The background explanation is followed by our responses to the Staff comments. For ease of reference, we have repeated the Staff comments in italicized font type and followed each comment with our response.

Background:

Blanket Mine (“Blanket”) has operated for over 100 years during which time, to the best of our knowledge, it never had resources to support a LoMP of more than 15 years. Blanket exploits several vertical ore bodies of which approximately 40% of our resource tonnages lie in the inferred category. The limitations in upgrading our inferred resource, were due to:

o	The vertical nature of our ore bodies, which limits the depth to which we drill. Due to the steeply-dipping nature of the ore bodies, to achieve a drill intersection that intersects the down dip targets below known mineralization would require extended drill holes from surface, which would be both expensive and technically difficult. For practical purposes, we explore the deeper levels from cross cuts at depth (currently 630 metres below surface and 750 metres below surface) from which we drill to a depth of 300 to 500 metres below the cross-cut; and

o	The lack of infrastructure below 750 metres, giving access to inferred resources. Without the infrastructure in place to extract the resources, inferred resources cannot be upgraded.

Head Office: Caledonia Mining Corporation Plc

3rd floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF

info@caledoniamining.com | | www.caledoniamining.com

Directors: Leigh Wilson (Chairman), Steve Curtis,

Johan Holtzhausen, Mark Learmonth, John Kelly, John McGloin

Until recently, Blanket operated to a depth of 750 metres below surface – it is only since fiscal 2015 that Blanket has begun to access deeper indicated resources below 750 metres. As at December 31, 2014, Blanket had reserves and indicated resources of 4.08 million tonnes, plus 3.35 million tonnes of inferred resources of which 2.47 million tonnes was below 750 metres. In October 2014, recognizing that the ore above 750 metres was rapidly being depleted, Blanket embarked on an investment programme of which the key element was the sinking of a new shaft from surface to 1,080 metres. This investment programme was supported by a Preliminary Economic Analysis (“PEA”) which was prepared on the basis that the known inferred resources at October 2014 would be exploited by the new shaft and related development. From 2015 Blanket has also excavated horizontal cross cuts which allows us to increase our exploration activity below 750 metres.

In fiscal 2016 the investment plan showed significant progress and the increased focus on deep drilling had resulted in large improvement upgrades from inferred resources. This trend has continued with the announcement in early November 2017, of a further resource upgrade.

The changes to the limiting factors, a history of conversion from inferred to higher resource or reserve categories and the conservative methods used in determining our inferred resources supported the decision to include a portion of our inferred resources identified, in our LoMP.

Management as a result viewed the inferred resources included in the LoMP, along with higher categories of resources and reserves, as the most reliable economic benefit utilization pattern over which to depreciate our property, plant and equipment items.

Response:

Financial Statements

Notes to the Consolidated Financial Statements

4. Significant Accounting Policies

(e) Property Plant and Equipment

(iv) Depreciation, page F-14

1.	We note your response to comment 1. To help us further understand your basis for inclusion of inferred resources in your computation of depreciation, please address the following:

•	Provide your historical rates of converting inferred resources to indicated resources for the past five years and any interim periods in 2017, to the extent available and demonstrate your history of economic recovery of inferred resources during the same period.

Table 1 provides a summary of the conversion of inferred resources to indicated resources or reserves over the period 2009 to 2016. It also indicates the annual movements.

In summary, over the 5 year period 2009 to 2016, a total of 1.95 million tonnes of inferred resources was converted resulting in 1.76 million tonnes of indicated resource and 0.39 million tonnes of reserves. The combined converted resource of 2.15 million tonnes represents a 110% conversion relative to the initial 1.95 million tonnes of inferred resource.

Table 1 further indicates an increased rate of conversion of inferred resources from 2015 and 2016. This was due to the increased focus on deep level exploration activity.

Table 1:
BLANKET MINE - ZIMBABWE
Blanket Mine producing claims
Summary reconciliation of inferred resource conversion for the years 2009 to 2016
Year Ending		Inferred Resources	Indicated Resources & Reserves	% Converted
Dec 2009	Resource totals	2,467,000

Resource Increase/Decrease(-)		1,297,000
New Inferred Resources added		3,248,000
Resources upgraded from Inferred		-1,951,000	2,150,000	110%

Dec 2016	Resource totals	3,764,000

Note: The calculation of percentage conversion includes, where appropriate, resources upgraded to indicated, probable and proven, some of which was derived from inferred blocks previously excluded and some from new ore body extensions.

Blanket Mine producing claims Reconciliation of inferred resource conversion for the years 2009 to 2016
Year ending		Inferred resources	Indicated resources & reserves	% Converted
Dec 2009	Inferred total	2,467,000

YoY Resource Increase/Decrease(-)		-59,000
New Inferred Resources added		0
Resources upgraded from Inferred		-59,000	108,000	183%

Dec 2010	Inferred total	2,408,000

YoY Resource Increase/Decrease(-)		-65,000
New Inferred Resources added		-
Resources upgraded from Inferred		-65,000	-	0%

Dec 2011	Inferred total	2,343,000

YoY Resource Increase/Decrease(-)		-53,000
New Inferred Resources added		-
Resources upgraded from Inferred		-53,000	39,000	74%

Dec 2012	Inferred total	2,290,000

YoY Resource Increase/Decrease(-)		581,000
New Inferred Resources added		592,000
Resources upgraded from Inferred		-11,000	94,000	855%

Dec 2013	Inferred total	2,871,000

YoY Resource Increase/Decrease(-)		474,000
New Inferred Resources added		494,000
Resources upgraded from Inferred		-20,000	84,000	420%

Dec 2014	Inferred total	3,345,000

YoY Resource Increase/Decrease(-)		-754,000
New Inferred Resources added		322,000
Resources upgraded from Inferred		-1,076,000	1,119,000	104%

Dec 2015	Inferred total	2,591,000

YoY Resource Increase/Decrease(-)		1,173,000
New Inferred Resources added		1,840,000
Resources upgraded from Inferred		-667,000	707,000	106%

Dec 2016	Inferred total	3,764,000

Note:	Year-end resource estimates are accurate to 3 significant figures.
No publically available resource and reserve upgrade up to Q3 of 2017.
Tonnages in reconciliation boxes are rounded to nearest 1000.
Conversion percentages can exceed 100% if, in addition to the converted inferred resources, new resource blocks, not currently in the inventory, are included in the converted indicated resources.

The Table 2 below indicates the profitability of the Company over the last 5 years and interim periods of 2017.

Table 2:

	Q2 2017	2016	2015	2014	2013	2012
	USD' 000
Revenue	31,933	61,992	48,977	53,313	63,217	75,236
Gross profit	10,681	23,942	13,181	18,543	29,010	40,923
Net profit	4,031	11,085	5,590	5,946	*(477)	7,122

*	Net loss of $477,000 in 2013 is after an impairment charge of approximately $14 million in respect of an exploration project in Zambia that was unrelated to the Blanket. No revenues were included other than that from the Blanket Mine producing claims.

•	Provide us the estimated annual conversion rate of inferred resources included in your LoMP for the historical and future periods. Also, provide us the expected ultimate conversion rate for the total inferred resource included in the LoMP.

Blanket Mine’s LoMP is a mining and financial model, updated by management and approved by the Board of Directors annually. In the annual preparation of the LoMP inferred resources are discarded and/or upgraded to indicated resources or reserves before mining commences.

When a LoMP is updated no conversion factor is included as the inferred resources have already been discounted by approximately 30% at the resource estimation stage of the inferred resource. In addition the LoMP only includes the total inferred resource in respect of which we have planned infrastructure and does not include all the inferred resources as disclosed in our resource and reserve estimates (NI 43-101). Approximately 65% of inferred resources are included in the current LoMP.

We have assumed a 100% conversion rate of inferred resources in our LoMP in the recent past and for future periods in our current LOMP.

In addition to the 100% conversion rate assumed, it should be noted that:

o	Blanket mine has in its resource inventory 35% of the inferred resources that are not included in the LoMP.
o	Blanket operates an on-going exploration drilling programme aimed at increasing the LoMP and this program supplements Blanket’s inferred resources continually. As a result there will be an increasing inferred resource base.

•	Compare the amount of inferred resources planned to be mined to the amount of inferred resources that you actually mined for the past five years and any interim periods in 2017, to the extent available.

While inferred resources are included in the LoMP, they are never mined as such but scheduled for mining in future years which gives time for the inferred resources to be upgraded to reserves before they are mined.

To the extent that inferred resources are included in the LoMP, they are expressed as bulk tonnage sources (not sub-blocked into short term production goals). The sequential sub-blocking of the resources to reserves and concomitant nomenclature changes renders a reconciliation of the mined out areas with the original equivalents in the inferred resources a complex and poorly quantifiable exercise, particularly as data has not been collected to substantiate such a calculation. At this time an estimate of the comparison required is considered impractical.

•	Tell us how you compute inferred resources including the estimation methodologies employed and geologic data considered. Please include details such as drill hole spacing, the percentage of inferred resources interpolated between drill holes versus extrapolated, and differences in confidence levels between the inferred versus indicated categories.

Historically Blanket used the technique of polygonal blocking for the estimation of both inferred and indicated resources which are based essentially on drill-hole information. This method was used until 2014/5 at which stage digital data capture had advanced to the point where digital estimation was possible using Dassault Systeme’s Surpac software. The following extract from the ‘Blanket 2004 Reserve/Resource Report’ defines the limiting spatial parameters used in resource definition.

Inferred Resource:

Inferred Resource block boundaries are taken to the following limits where no point within the block is greater than the specified distance from a sample point (drill-hole pierce point):

o	60 m on strike
o	120 m on dip.

Down dip continuity at two times strike is taken from the established geometry of pay shoots in various Blanket ore bodies which have depths at least three to four times maximum strike.

The following exceptions limit the distance of a resource block boundary from a sample point:

o	Where the 60 m limit exceeds the strike confines of the pay shoot defined by existing up-dip mining limits.
o	Where peripheral intersections suggest a significant thinning of the mineralized zone.
o	Where un-mineralized holes indicate termination of the mineralized zone. In this instance the boundary is taken halfway between the mineralized and non-mineralized intercepts, with the restrictions of pay-shoot boundary taking precedence.
o	Where projected geological features (e.g. dykes and faults) are likely to affect the mineralized zone.

Indicated Resource:

Indicated Resource block boundaries are taken to the following limits where no point within the block is greater than the specified distance from a sample point, with exceptions listed below:

o	30 m on strike
o	60 m on dip.

The 30 m strike distance of a resource block from a borehole intersection is reduced in the following situations:

o	Where the 30 m limit exceeds the strike confines of the ore shoot defined by the up-dip mining limits.
o	Where peripheral intersections suggest a significant narrowing of the mineralized zone.
o	Where un-mineralized holes indicate termination of the mineralized zone. In this instance the boundary is taken halfway between the mineralized and non-mineralized intercepts, with the restrictions of pay shoot boundary-taking precedence.
o	Where projected geological features (e.g. dykes and faults) are likely to affect the mineralized zone.

Prior to 2014 resource blocks were orthogonal with a vertical long axis while subsequent to 2014 new resource blocks are defined in terms of search ellipses with the same horizontal and vertical extents but which have a 28% lesser area of influence (i.e. no corners). Where drill-hole spacing is such that intersection points are closer than the maximum spacing for inferred resources:

o	Orthogonal shapes are reduced to polygons. These polygons were computed graphically using a digital planimeter and applying a dip correction.
o	Ellipses are fused with neighbouring ellipses to the extent that the ellipses overlap to yield a single 3DM. The 3DM is blocked on a 5m x 5m x 1m grid and all block grades are calculated seamlessly by inverse distance squared method utilising all data within each search radius. The resultant block model is queried for the blocks that are included within the limits of the consolidated orthogonal polygon.

It is evident from the above quotation that geological structures are taken into account in the estimation of resource limits and extents. Structures affecting the ore shoots are steep and are well mapped and hence their effect on the resource tonnages can be estimated with reasonable confidence.

Maximum drill-hole spacing for both inferred and indicated resources are provided in the above quotation from Blanket 2004 Reserve/Resource Report. The above estimation methodology includes as inferred resources 100% of the tonnes that are interpolated between drill-holes located within the Blanket range criteria (see definition). Inferred resources extrapolated beyond the influence of more than one drill-hole are discounted. Assuming that the extrapolated inferred resources amount to 40% of inferred resources prior to discounting, the discount applied to the extrapolated tonnes is 67% based on the discount factor provided in question 1, bullet 2. The combined inferred resource estimate is therefore discounted by approximately 30%.

Indicated resources have a higher level of confidence than inferred resources on account of the closer spacing of sample points (half distance as defined in the above Blanket 2004 Reserve/Resource Report) and as a result indicated resources are not discounted like inferred resources.

•	Please tell us the extent to which you consider inferred resources in your impairment testing for the assets where you use inferred resources to estimate their useful lives.

In the recent past no indicators of impairment were identified and no formal estimate of the recoverable amount was prepared. Should a valuation be prepared it would include inferred resources to the extent included in the LoMP.

This conclusion was based on paragraph 10 of International Accounting Standard 36 “Impairment of Assets” that states, “this Standard does not require an entity to make a formal estimate of recoverable amount if no indication of an impairment loss is present.”

2.	Please explain to us why your estimates of inferred mineral resources used to calculate your units of production depreciation are reliable, as contemplated by paragraph 4.41 of the Conceptual Framework for Financial Reporting issued by the International Accounting Standards Board.

We believe that our estimate of inferred resource used to calculate our units of production in our depreciation calculation are reliable because:

o	The mine has a long experience with the style of gold mineralisation at Blanket and deep drilling has established that even at the deepest intersection points of the boreholes, economic grades are still encountered.
o	Inferred resource blocks are discounted at the time of initial estimation to allow for geological losses and irregular grade distribution. The discounts applied are generally up to 40% and for the period to 2013 (older inferred resources) averaged 26%. Further inferred resources added after 2013 which will be mined over the next 3 to 8 years, are discounted by an average of 27% based on a similar estimation methodology.
o	In addition, inferred resources are discounted by approximately 7.5% to allow for dilution during mining operations.

o	Only resources that have a grade in excess of the pay limit (~2 g/t) are included in the resource base, thereby ensuring that the payability of the inferred resources, on average, is approximately 100% higher than the economic margin.
o	Our conservative but realistic approach is supported by our history of upgrading approximately 100% of inferred resources included in our LoMP.

3.	Provide us the amount of depletion expense for the Blanket mine with and without the inclusion of inferred resources in the denominator for the most recently reported 2017 interim period.

Depreciation of property, plant and equipment at Blanket, with inclusion of inferred resources amounted to $1,741,000 for the 6 month period to June 30, 2017. Without inclusion of inferred resources in the denominator, depreciation would have amounted to $1,908,000 over the same period.

4.	We note the indicated resource and probable reserve class tonnes disclosed in Table B of your response for the year ended December 31, 2014 and 2015 do not agree with such information included in your Form 20-F the year ended December 31, 2014 and 2015 respectively. Please reconcile.

Blanket had, up until 2014, reported reserves separately from resources, i.e. exclusive reporting format. In 2014 Caledonia engaged a consultancy to prepare an independent CIM NI43-101 compliant Technical Report (TR) on Blanket to use as a basis for a prefeasibility study of the plan to deepen the mine and increase production. One of the recommendations of the TR was that Blanket change its resource reporting format to the inclusive method in which resources are reported including reserves and reserves are reported as a subset of the resources taking into account the modifying factors. As a result Blanket changed its resource reporting method to the inclusive format from the year-end 31 December 2014 resource statement onwards. From this time onwards, summation of resources for depreciation purposes incorporated all reserves and therefore reserves were not totalled separately.

In order to reply satisfactorily to Item 1 (bullets 2 & 3) of your letter of 25 Aug 2017, it was necessary that resources for all years be presented in a consistent format. It was easier to analyse the resource conversion statistics in the previous exclusive format because mine records are kept for all years in the older format. Therefore the resource and reserve statistics in Table B were not consistent with such information in the Form 20-F for years 2014 and 2015. As requested a reconciliation is provided in the following Tables 2014 & 2015 and the calculations are explained as follows:

The ‘Code’ column in the tables provides an algebraic code for the tonnage in the column immediately to the right. The formulae in the Reconciliation Calculation table show how to calculate the tonnages M, N, O, P and R which are used in the Form 20-F. Revised grades and gold ounces are determined using supporting calculations.

Reconciliation Calculation
Code	Formula	Explanation
M =	(A + C) x ~0.94	Proven plus Pillars both corrected to reserve dilution calculation
N =	B x 0.94 + D	Probable corrected to reverse dilution calculation plus Indicated resources

0 =	E	Inferred resources

P =	A - (NIP)	Proven adjusted for blocks not in mine plan
R =	B - (t-750) + C x 50%	Probabale (less unavailable) + Pillars (50%)

2014 Reconciliation

Measured resources are derived from:

M = (A + C) x ~0.94

M = (872 941 + 768 325) x 0.9428* = 1 547 386 rounded to 1 547 400 tonnes for 20-F

Probable resources are derived from:

N = B x 0.94 + D

N = 1 864 075 x 0.941* + 739 279 = 2 493 374 rounded to 2 493 400 tonnes for 20-F

Inferred resources are derived from:

O = E	= 3 344 831 rounded to 3 344 800 tonnes for 20-F

Proven reserves are derived from:

P = A – NIP
P = 872 941 -- 0#	= 872 941 rounded to 872 900 tonnes for 20-F

Probable reserves are derived from:

R = B - (t-750)$ + C x 50%

R = 1 864 075 – 214 000 + 768 325 x 50% = 2 034 238 rounded to 2 034 000 for 20-F

Note:

* These values are the average dilution factors over a number of reefs

# For 2014 no blocks were omitted

$ Unavailable reserves below 750m level amounted to 214 000 tonnes

Table 2014
Resource & Reserve Reconciliation
Mine Estimate Used in Table B			31 December 2014
(Exclusive Reporting Format)
		Reserves
Mineral Reserve Category		Tonnes	Grade	Gold Content (ounces)
	Code	(metric)	(Au g/t)

Proved *	A	872 941	3.33	93 546
Total Available		872 941	3.33	93 546
Probable*	B	1 864 075	3.56	213 654
Probable Pillars*	C	768 325	4.05	100 026
Total Reserves*		3 505 341	3.61	407 226

		Resources
Mineral Resource Category		Tonnes	Grade	Gold Content (ounces)
	Code	(metric)	(Au g/t)
Indicated Resources**	D	739 279	3.64	86 536
Inferred Resources**	E	3 344 831	5.11	549 963
* Diluted tonnes
** Undiluted tonnes

Inclusive Reporting Format (Form 20-F)			31 December 2014
		Resources
Mineral Resource Category		Tonnes	Grade	Gold Content (ounces)
	Code	(metric)	(Au g/t)
Measured Resources	M	1 547 386	3.89	193 503
Indicated Resources	N	2 493 374	3.74	299 872
Total Measured and Indicated		4 040 759	3.80	493 375
Inferred Resources*	O	3 344 831	5.11	549 561

		Reserves
Mineral Reserve Category		Tonnes	Grade	Gold Content (ounces)
	Code	(metric)	(Au g/t)
Proven Reserves	P	872 941	3.33	93 459
Probable Reserves	R	2 034 238	3.65	238 884
Total Proven & Probable Reserves		2 907 179	3.56	332 343

2015 Reconciliation:

Measured resources are derived from:

M = (A + C) x ~0.94

M = (717 733 + 776 445) x 0.94505* = 1 412 073 rounded to 1 412 100 tonnes for 20-F

Probable resources are derived from:

N = B x 0.94 + D

N = 1 701 005 x 0.9385* + 1 738 440 = 3 334 793 rounded to 3 334 800 tonnes for 20-F

Inferred resources are derived from:

O = E	= 2 590 991 rounded to 2 591 000 tonnes for 20-F

Proven reserves are derived from:

P = A – NIP
P = 717 733 -- 0#	= 717 733 rounded to 717 700 tonnes for 20-F

Probable reserves are derived from:

R = B - (t-750)$ + C x 50%

R = 1 701 005 – 214 000 + 776 445 x 50% = 1 912 228 rounded to 1 912 200 for 20-F

Note:

* These values are the average dilution factors over a number of reefs

# For 2014 no blocks were omitted

$ Unavailable reserves below 750m level amounted to 177 000 tonnes

Table 2015
Resource & Reserve Reconciliation
Mine Estimate Used in Table B		31 December 2015
(Exclusive Reporting Format)
	Reserves
Mineral Reserve Category		Tonnes	Grade	Gold Content (ounces)
	Code	(metric)	(Au g/t)

Proved *	A	717 733	3.41	78 644
Total Available		717 733	3.41	78 644
Probable*	B	1 701 005	3.54	193 684
Probable Pillars*	C	776 445	3.97	99 040
Total Reserves*		3 195 183	3.62	371 368

		Resources
Mineral Resource Category		Tonnes	Grade	Gold Content (ounces)
	Code	(metric)	(Au g/t)
Indicated Resources**	D	1 738 400	4.78	266 989
Inferred Resources**	E	2 590 991	5.03	418 652
* Diluted tonnes
** Undiluted tonnes

Inclusive Reporting Format (Form 20-F)			31 December 2015
		Resources
Mineral Resource Category		Tonnes	Grade	Gold Content (ounces)
	Code	(metric)	(Au g/t)
Measured Resources	M	1 412 073	3.92	177 792
Indicated Resources	N	3 334 793	4.30	460 756
Total Measured and Indicated		4 746 866	4.18	638 548
Inferred Resources*	O	2 590 991	5.03	419 010

		Reserves
Mineral Reserve Category		Tonnes	Grade	Gold Content (ounces)
	Code	(metric)	(Au g/t)
Proven Reserves	P	717 733	3.41	78 688
Probable Reserves	R	1 912 228	3.63	223 005
Total Proven & Probable Reserves		2 629 961	3.57	301 692
Data Accuracy: Tonnes, Grades and Ounces are accurate to three significant figures.

Closing Comments:

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We are available to discuss any of the foregoing at your convenience. Please contact either the undersigned by telephone at +44 1534 679 800 or by email at marklearmonth@caledoniamining.com should you wish to so discuss.

Sincerely,

THE COMPANY

/s/ Mark Learmonth

Mark Learmonth

(Chief Financial Officer)